UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2015

001-37403

(Commission File Number)

AMAYA INC.

(Translation of registrant’s name into English)

7600 Trans Canada Hwy.

Pointe-Claire, Quebec, Canada

H9R 1C8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On September 30, 2015, Amaya Inc. issued a news release announcing that the New Jersey Division of Gaming Enforcement has authorized it to operate the PokerStars and Full Tilt brands in New Jersey. A copy of the news release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amaya Inc.

Date: September 30, 2015	By:	/s/ Daniel Sebag
Daniel Sebag
Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	News Release, dated September 30, 2015